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                              December 1, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Response dated
November 18, 2022
                                                            File No. 333-267751

       Dear Scott W. Absher:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2022 letter.

       Response dated November 18, 2022

       General

   1.                                                   We note your response
to comment 3 that the digital securities will be a    representation of
                                                        a company   s common
stock that acts as a receipt for the deposit or purchase and ownership of shares in
the company." Please provide us with your analysis of whether such digital
representations and receipts are not new or separate securities, and therefore, you are not
facilitating, or causing you to engage in, transactions in unregistered securities. In
responding to this comment, please address the differences in holding the shares in book-entry
form versus in tokenized form, including any differences in
                                                        shareholder rights such
as transferability. Refer to Gary Plastic Packaging Corp. v.
                                                        Merrill Lynch, Pierce,
Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and
 Scott W. Absher
ShiftPixy, Inc.
December 1, 2022
Page 2
         Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977).
2. We also note that it is not clear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e. in the name of MERJ Dep. or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Dep. Finally, based on your responses to the foregoing, please clarify how tokenized securities will be withdrawn from the Upstream platform and returned to book-entry form with the transfer agent and
how the    lost
         certificate    process will work in the context of the tokenized
securities, in particular if the
         tokenized securities will be held in the name of the MERJ Dep. on the books and records of the transfer agent.
3. Given that the Upstream platform will facilitate resales of the tokenized securities, please
         clarify what you mean by the statement that    Upstream does not allow
third party
         transfers, withdrawals, or movements. The shares may only be deposited and withdrawn to/by the same shareholder, and the shareholder information must match the KYC pack.
4.       We note the statement that the transfer agent will have    an
individual share count per
         person/entity for shares that are not deposited with either CEDE & Co. or MERJ Dep. for
         secondary trading.    Please clarify how these securities would be
held if not deposited
         with one of the depositories. For example, does the company continue to use paper certificated shares?
5. Please clarify whether the tokenized securities will be held in an omnibus account or whether the individual shareholders hold the private keys.
6.       Please explain what you mean by the statements that MERJ Dep. will
manage    the
         tokenized securities.
7.       Please explain how Upstream will be able to prevent    transfers,
withdrawals, or
         movements    of the tokenized securities.
8. We note your response to comment 4 that "[t]here is no current proposed Upstream offering by the Company," but Upstream's website indicates that you are or plan to conduct a "Follow on Offering" of up to $10 million with a minimum investment of $100.
       Please reconcile.
FirstName LastNameScott W. Absher
9. Please describe in greater detail the KYC policies and procedures of Upstream. In
Comapany   NameShiftPixy,
       responding            Inc.
                   to this comment,   please clarify the extent to which such
KYC policies and
       procedures
December   1, 2022 involve
                    Page 2 self-certification or IP address monitoring. FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany1,
December    NameShiftPixy,
              2022         Inc.
December
Page  3    1, 2022 Page 3
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jeff Cahlon